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                                                     SEC FILE NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):  / / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q
              / / Form N-SAR  / / Form N-CSR

                 For Period Ended:  September 30, 2004
                                  --------------------------
                / / Transition Report on Form 10-K
                / / Transition Report on Form 20-F
                / / Transition Report on Form 11-K
                / / Transition Report on Form 10-Q
                / / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ----------------------


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

- --------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


- --------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

Delta Air Lines, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant

N/A
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Former Name if Applicable


1030 Delta Boulevard, Department No. 981
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Address of Principal Executive Office (STREET AND NUMBER)


Atlanta, Georgia  30354-1989
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /x/ | (a)   The reason described in reasonable detail in Part III of this form
      |       could not be eliminated without unreasonable effort or expense
      |
  /x/ | (b)   The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |       portion thereof, will be filed on or before the fifteenth calendar
      |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q, or portion thereof, will
      |       be filed on or before the fifth calendar day following the
      |       prescribed due date; and
      |
  / / | (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant's quarterly report on Form 10-Q for the quarter ended
September 30, 2004 could not be filed at this time without unreasonable effort and expense. The Registrant is in the process of negotiating and implementing a crucial transformation plan to reduce its costs as part of an out-of-court restructuring. That plan includes ongoing, intensive discussions with the Registrant's key stakeholder groups. The Registrant expects to file its Form 10-Q in a timely manner, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Leslie P. Klemperer                (404)              715-2476
- -------------------------------    ---------------    --------------------
           (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                       Yes   /X/      No   / /


- --------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               Yes   /X/      No   / /

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                              Delta Air Lines, Inc.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        November 9, 2004                  By   /s/ Michael J. Palumbo
            -----------------------                ---------------------------
                                                   Michael J. Palumbo
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                   (Principal Financial and
                                                   Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).




PART IV -- OTHER INFORMATION

(3) On October 20, 2004, the Registrant issued a press release announcing its financial results for the quarter ended September 30, 2004. The press release was furnished to the Commission on a Current Report on Form 8-K dated
October 20, 2004.

The Registrant reported a net loss of $646 million and a loss per share of $5.16 for the September 2004 quarter, as compared to a net loss of $164 million and a loss per share of $1.36 for the September 2003 quarter.

September 2004 quarter operating revenues increased 6%, while passenger unit revenues decreased 4%, compared to the September 2003 quarter. Continued weak domestic yields, down 6% as compared to the prior-year quarter, drove the decline in passenger unit revenues. Also, four major hurricanes impacted a significant portion of the Registrant's Southeastern operations during the quarter, resulting in an estimated revenue loss of approximately $50 million. The load factor for the September 2004 quarter was 77.7%, a 1.0 point increase as compared to the September 2003 quarter. Consolidated system capacity was up 9% and Mainline capacity rose 9% from the prior-year quarter.

Operating expenses for the September 2004 quarter increased 15% from the September 2003 quarter and consolidated system unit costs increased 5%. Fuel expense was the primary driver of the increase, rising 63%, or $304 million, with more than 88% of the increase resulting from higher fuel prices.

The Registrant reported a net loss of $3 billion and a loss per share of $24.06 for the nine months ended September 30, 2004, as compared to a net loss of $446 million and a loss per share of $3.71 for the nine months ended September 30, 2003. The loss for the nine months ended September 30, 2004 includes non-cash charges totaling $1.7 billion related to the Registrant's (1) deferred income tax assets, (2) defined benefit pension plan for pilots and (3) sale of eight owned MD-11 aircraft.

Operating revenues for the nine months ended September 30, 2004 increased 8%, while passenger unit revenues decreased 2% to 9.21 cents, as compared to the prior year period. The increase in operating revenue reflects a 12% rise in traffic and a 4% decline in passenger mile yield. The decline in the passenger mile yield reflects the Registrant's lack of pricing power due to the continuing growth of low-cost carriers with which the Registrant competes in most of its domestic markets. Consolidated system capacity was up 10% from the prior year period driven by the restoration of flights that the Registrant reduced in 2003 due to the war in Iraq. Load factor increased 1.5 points to 75.0%.

Operating expenses for the nine months ended September 30, 2004 increased 14% from the same period in the prior year primarily due to (1) higher fuel prices in the nine months ended September 30, 2004 than in the nine months ended September 30, 2003 and (2) $398 million in government reimbursements under the Appropriations Act that were recorded as an offset to operating expenses in the September 2003 quarter. Aircraft fuel expense increased 42%, or $601 million, with approximately $500 million of the increase resulting from higher fuel prices.